DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT

212 450 5691
maria.norbis@dpw.com

MESSETURM
AIN
A, 2
033

3A CHATER ROAD
HONG KONG

06019559

File No. 82-4939

December 26, 2006

SUPPL

Re: Grupo Ferrovial, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

SEC MAIL PROCESSING
DEC 26 2006
WASH, D.C. 151 SECTION

Ladies and Gentlemen:

On behalf of Grupo Ferrovial, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") the following :

- Third quarter results for the year 2006;
- Presentation, filed on October 30, 2006, entitled, "Presentation of Earnings: January – September 2006"; and
- Regulatory disclosure, filed on November 30, 2006, related to certain agreements with Macquarie Airports.

If you have any questions, please do not hesitate to contact me at 212- 450-5691. Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait.

Best regards,

Maria Norbis/mep

Maria Norbis
Legal Assistant

PROCESSED
JAN 04 2007
THOMSON FINANCIAL

Attachments
By Hand Delivery

GENERAL

VERSION 5.1.3

Security reference

INFORMATION ABOUT:

PERIOD Third quarter **Year** 2006

I. IDENTIFICATION DETAILS OF ISSUER

Company name: GRUPO FERROVIAL, S.A.

Corporate address: CALLE PRINCIPE DE VERGARA, 135 - 28002 MADRID,

Tax ID Number: A-28606556

Persons who assume responsibility for this information, the posts they occupy and identification of their powers or faculties by virtue of which they represent the company:
Nicolás Villén Jiménez, Chief Financial Officer, by means of a power of attorney certified in Madrid, on 15 February 1993, by the notary public Mr. Antonio del Moral Carro with protocol no. 394 of his records and registered at the Mercantile Register on 18 February 1993.

A) ADVANCED QUARTERLY RESULTS

(Regarding the consolidated information, only the column applicable based on current standards must be completed).

Units: Thousand euro		PARENT COMPANY		CONSOLIDATED UNDER SPANISH GAAP		CONSOLIDATED UNDER IFRS	
		Current year	Previous year	Current year	Previous year	Current year	Previous year
NET REVENUES (1)	0800	45,686	39,657			9,133,037	6,269,109
PROFIT BEFORE TAX / PROFIT BEFORE TAX FROM CONTINUING OPERATIONS (2)	1040	167,505	152,232			458,174	402,922
PROFIT FOR THE PERIOD FROM CONTINUING OPERATIONS (3)	1700					324,292	269,192
PROFIT FOR THE PERIOD (4)	1044	167,741	152,485			324,292	269,192
Profit attributable to minority interest / Profit for the period attributable to minority interest	2050					9,147	5,539
PROFIT FOR THE PERIOD ATTRIBUTABLE TO THE PARENT COMPANY / PROFIT FOR THE PERIOD ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	2060					333,439	274,731
ISSUED CAPITAL	0500	140,264	140,264				
AVERAGE NUMBER OF EMPLOYEES	3000	243	217			85,149	51,528

B) BUSINESS PERFORMANCE

(Although the comments for inclusion in this section are summarised due to the synthetic character of this quarterly information, they must enable investors to form a sufficiently-informed opinion about the activity of the company or its group and the results obtained during the period covered by this quarterly information, as well as the financial and net worth position and other relevant data about the general operations of the company or its group. Comments about the consolidated financial aggregates must be clearly distinguished from those relating to the parent company).

PDF attached

III. BASIS OF PRESENTATION AND VALUATION STANDARDS

(The financial and accounting data and information included in this periodic public information statement must apply the principles, valuation standards and accounting criteria envisaged in the current regulations regarding the financial and accounting information to be included in the annual accounts and interim financial statements of the sector to which the company belongs. If, exceptionally, the generally accepted accounting principles and criteria required by the corresponding regulation currently in force are not applied to the attached data and information, this fact and the reasons behind it must be sufficiently explained, and the impact of their non-application on the equity, financial position and results of the company or its consolidated group must be disclosed. With a similar scope as above, any changes that may have occurred in the accounting criteria used to prepare the attached information with respect to the latest audited annual financial statements must also be disclosed and discussed. If the same accounting principles, criteria and accounting policies have been applied as in the latest annual financial statements, and if they are in accordance with the accounting regulations in force regarding the entity, indicate this expressly. If, in accordance with the applicable standards, there are adjustments and/or restatements in the previous period due to changes in accounting policies, error corrections or changes in the classification of items, the necessary quantitative and qualitative information must be included in this section in order to understand the adjustments and/or restatements.)

The financial information for January to September 2005 and 2006 was drawn up under the same accounting principles, criteria and policies as used for the last annual financial statements that were approved (those for 2005), apart from the accounting policy used by the company to recognise actuarial losses and gains on defined-benefit pension plans, which have changed from the "corridor test" method to recognition in equity (outside the P&L) in accordance with the related amendment to IAS 19.

These criteria are in line with the accounting regulations applicable to the company:

•Spanish GAAP for the parent company information.
•IFRS for the consolidated information.

The changes in the scope of consolidation in the first nine months of 2006 were as follows:

Infrastructure division:

The main change in consolidation scope in this division was the acquisition of the UK group of companies whose parent company is BAA plc., which owns seven airports in the United Kingdom and other assets related to the airport business.

Ferrovial Infraestructuras, S.A. indirectly owns 61.07% of this group of companies. This holding has been fully consolidated since 1 July 2006.

Additionally, the following changes took place in this division's consolidation scope due to operations performed by Cintra, S.A., a company owned 62.03% by Grupo Ferrovial:

Creation of the company Autostrade per la Lombardia, S.P.A. in which Cintra, S.A. has a 68% stake.

Acquisition by Cintra, S.A. of 10% of Inversora Autopistas del Sur, S.L., thereby increasing its stake in Autopista Madrid-Sur, C.E.S.A. in the same proportion.

Acquisition by Cintra Chile Ltda (a company owned 100% by Cintra, S.A.) of 24.19% of Talca Chillán Sociedad Concesionaria, S.A., as a result of which it now owns 67.61%.

Sale of 5.39% of Europistas, C.E.S.A., with the result that Cintra, S.A. now owns 27.10% of that company.

Acquisition of 50% of Cintra ITR LLV, the company which manages the Indiana Toll Road concession.

Services division:

In February 2006, Amey UK plc acquired 100% of Owen Williams Group, a UK civil engineering and consulting company.

D) DIVIDENDS DISTRIBUTED IN THE PERIOD:

(Include the dividends distributed from the start of the business year.)

		% of par value	Euro per share	Amount (thousand euro)
1. Ordinary shares	3100	61,0	0,61	85,511
2. Preference shares	3110			
3. Redeemable shares	3115			
4. Non-voting shares	3120			

Additional information about distribution of dividends (interim, supplementary, etc.)

On 31 March 2006, the Shareholders' Meeting of Grupo Ferrovial, S.A. declared a supplementary dividend of 61 euro cent per share out of 2005 income.

This dividend, which amounted to 85,510,539.32 euro, excluding own shares at the time of payment, was paid on 12 May 2006.

Also, on 27 October 2006, the Board of Directors of Grupo Ferrovial, S.A. declared an interim dividend of 34 euro cent per share out of 2006 income.

The dividend will be paid on 15 November 2006.

E) SIGNIFICANT EVENTS (*)

			YES	NO
1.	Acquisitions or transfers of holdings in listed companies subject to mandatory disclosure in accordance with art. 53 of the Spanish Securities Market Law (5% and multiples)	3200	X	
2.	Acquisition of treasury stock subject to mandatory disclosure in accordance with additional provision 1 of the Spanish Corporations Law (1%)	3210		X
3.	Other significant increases and decreases in fixed assets (holdings of over 10% in unlisted companies, significant material investments or divestments, etc.)	3220	X	
4.	Increase and decrease in share capital or securities value	3230		X
5.	Issuance, redemption or cancellation of debt securities	3240		X
6.	Change in Directors or Board of Directors	3250	X	
7.	Amendments to the Company Bylaws	3260	X	
8.	Change of corporate form, mergers or demergers	3270		X
9.	Changes in the sector's institutional regularization with a significant effect on the economic or financial situation of the Company or Group	3280		X
10.	Lawsuits, litigation or disputes that may have a significant effect on the net worth position of the Company or Group	3290		X
11.	Bankruptcy, protection from creditors, etc.	3310		X
12.	Special agreements on total or partial limitation, assignment or waiver of voting and dividend rights of the Company shares	3320		X
13.	Strategic agreements with domestic or foreign groups (exchanges of cross-holdings, etc.)	3330		X
14.	Other significant events	3340	X	

Mark the corresponding box with an X; if affirmative, include annex detailing the date of the notification to the CNMV and the SRBV.

F) ANNEX EXPLAINING SIGNIFICANT EVENTS

Remuneration plan for employees and executives

1. The Board of Directors approved the implementation of a remuneration plan for employees and executives of the companies in the group of which Grupo Ferrovial, S.A. is the parent company (with the exception of Cintra Infraestructuras de Transporte, S.A. and its subsidiaries) who have the category of executive or head of department or equivalent, comprising the payment of part of the 2005 remuneration in the form of shares of Grupo Ferrovial, S.A., with a maximum of 12,000 euro per person. This Plan, which was implemented in practically identical terms in relation to the 2004 remuneration, was also disclosed to the CNMV.

Agreement to acquire Owen Williams

2. Amey UK plc, a UK subsidiary of Ferrovial Servicios, S.A. which, in turn, is fully owned by Grupo Ferrovial, S.A., reached an agreement to acquire Owen Williams, a UK civil engineering company which provides design, and project and asset management consultancy to the highway and railway sectors.

Annual corporate governance report

3. On 22 February, the Board of Directors approved the company's 2005 annual corporate governance report.

Shareholders' Meeting

4. On 31 March, the Shareholders' Meeting approved, among others, the following resolutions:

•Approval of the financial statements and management report of Grupo Ferrovial, S.A. and its consolidated group for 2005.

•Allocation of 2005 income, including the distribution of a dividend of 90 euro cent per share, which, net of the interim dividend already paid, entails the payment of 61 euro cent per share, payable on 12 May 2006.

•Approval of the conduct of business by the Board of Directors in 2005.

•Reappointment of directors Rafael del Pino y Calvo-Sotelo, CASA GRANDE DE CARTAGENA, S.L., PORTMAN BAELA, S.L., José María Pérez Tremps, Juan Arena de la Mora and Santiago Eguidazu Mayor.

•Reappointment of PricewaterhouseCoopers Auditores, S.L. as auditors of the company and its consolidated group for 2006.

•Amendment of articles 12, 14 and 15 of the Company Bylaws in connection with convening and holding the Shareholders' Meeting and of article 26 of the Company Bylaws in connection with meetings of the Board of Directors.

•Amendment of articles 6, 7, 8, 10, 12, 13, 17 and 18 of the Shareholders' Meeting Regulation in connection with convening and holding the Shareholders' Meeting.

•Approval of a system of remuneration for members of the Board of Directors with executive functions and for senior executives, consisting of the payment of part of the variable remuneration in the form of shares of the Company, capped at 12,000 euro per person.

•Empowerment of the Board of Directors, for a period of five years, to increase capital by at most 70 million euro, and, as appropriate, to suppress preferential subscription rights in accordance with the Spanish Corporations Law.

Re-election to Board and Executive Committee positions

5. On 31 March, the Board of Directors reappointed Rafael del Pino y Calvo-Sotelo, Chairman of the Board of Directors, as Chief Executive Officer, and Rafael del Pino y Calvo-Sotelo and José María Pérez Tremps were reappointed as members of the Executive Committee.

Stock Option Plan for Executive Directors and Senior Executives

6. On 31 March, the Shareholders' Meeting approved a stock options plan applicable to Board members of Grupo Ferrovial, S.A. with executive functions and to senior managers who report directly to the Board or to its delegate bodies.

Acquisition or transfer of shares in listed companies whose disclosure is obligatory under article 53 of the Securities Market Law (5% and multiples thereof)

7. The Company disclosed that its indirect holding in Europistas Concesionaria Española, S.A. had fallen below the threshold above which disclosure is obligatory under article 53 of the Securities Market Law.

Tender offer for the shares of BAA plc ("BAA")

8. On 8 February, in compliance with UK law, Grupo Ferrovial, S.A. announced through the London Stock Exchange's Regulatory Information Service (hereinafter "RIS") that it was considering a bid for 100% of the capital issued and to be issued of BAA plc, the world's largest airport operator.

9. On 17 March, Grupo Ferrovial, S.A., on behalf of the consortium formed by it with Caisse de dépôt et placement du Québec and an investment company managed by GIC Special Investments Pte Ltd, made an announcement via the RIS regarding the terms of a possible cash bid for BAA plc.

10. On 22 March, the London Stock Exchange Takeover Panel (hereinafter, the "Panel") issued an announcement with regard to the possibility that Grupo Ferrovial, S.A., in consortium with Caisse de Dêpot et placement du Québec and an investment company managed by GIC Special Investments Pte Ltd, might make a bid for 100% of BAA plc. In that announcement, the Panel ordered the consortium to "put up or shut up" by 12:00h on 24 April 2006.

11. The consortium comprising Ferrovial Infraestructuras, S.A. (of which Grupo Ferrovial, S.A. is the sole shareholder), Caisse de dépôt et placement du Québec and an investment company managed by GIC Special Investments Pte Ltd created for the purpose of acquiring 100% of the capital of BAA plc. (hereinafter the "Consortium") appointed Macquarie Bank Limited as its financial co-adviser for that operation, in conjunction with, Citigroup Global Markets Limited, which had been its sole advisor up to that point. Ferrovial Infraestructuras reached an agreement with Macquarie Airports under which the two parties granted each other call and put options (conditional on the Consortium acquiring a controlling stake in BAA) on the holdings of Ferrovial Aeropuertos, S.A. (100% subsidiary of Ferrovial Infraestructuras) in the capital of the companies owning the rights to Sydney and Bristol airports.

12. On 7 April, the Consortium announced via the RIS that it was making a binding unilateral offer for all the shares of BAA (the consideration being 810 pence per share of BAA) and all the bonds convertible into shares of BAA.

13. On 23 May, Airport Development and Investment Limited ("ADIL"), a company created by the Consortium members, announced via the RIS that it had received unconditional authorisation from the European Commission for its bid for BAA.

14. On 30 May, ADIL announced via the RIS that it had revised and increased its unilateral binding offers to 900 pence per share of BAA. It was also announced that BAA shareholders would not receive the final dividend of 15.25 pence per share which BAA had declared on 16 May (the "Dividend").

15. On 6 June:

(a) Grupo Ferrovial confirmed that the Boards of Directors of ADIL and BAA had reached an agreement on the terms of a new revision and increase in the binding offers made by ADIL and that such revised offers were now unanimously recommended by the Board of Directors of BAA. Those Final Recommended Offers consisted of a consideration of 950.25 pence per share of BAA (including the Dividend) and an alternative to the all-cash consideration consisting of shares of a newly-created company, Altitude Assets plc, which would be listed on the AIM market of the London Stock Exchange.

(b) ADIL confirmed that it had acquired 150 million shares of BAA representing approximately 13.9% of BAA's issued capital, at a price of 950.25 pence per share (15.25 pence of which related to the Dividend);

(c) Through the RIS, ADIL released the communiqué from the Panel that, at the request of BAA's Board of Directors, the deadline for offers to be declared unconditional as a result of acceptances had been postponed to 26 June 2006;

16. On 8 June, ADIL confirmed that it had acquired 140 million shares of BAA, representing approximately 12.9% of BAA's issued capital, so that the aggregated holding of ADIL and parties acting in concert with ADIL represented approximately 28.7% of BAA's issued capital.

17. On 26 June, ADIL announced through the RIS that all the conditions of the Final Recommended Offers had been fulfilled or waived and, therefore, the Final Recommended Offers had become unconditional or had been declared unconditional to all respects, except the offers of the option in shares of Altitude Assets plc.

18. On 4 July, ADIL announced through the RIS that the option of stock in Altitude Assets plc had been withdrawn and that, at 3 July, it had received valid acceptances in respect of shares of BAA representing approximately 87.5% of BAA's issued capital, 98.99% of the 2008 Convertible Bonds and 96.31% of the 2009 Convertible Bonds.

19. On 10 July, ADIL notified, via the RIS, that it and BAA intended to commence the proceedings required to delist BAA's shares and convertible bonds.

20. On 24 July, ADIL announced that it had received acceptances for BAA shares representing approximately 93.28% of BAA's issued capital and, therefore, it informed the holders of BAA shares who had not accepted the Offer that such shares would be forcibly sold to ADIL on or around 5 September 2005.

21. On 27 July, Ferrovial Infraestructuras, S.A. and Macquarie Airports agreed to amend the terms of the call and put options, granted in March 2006, on the holding of Ferrovial Aeropuertos, S.A. in the capital of the companies holding the rights to Sydney and Bristol airports. The new agreement amended the price and the period to exercise the call and put options on Ferrovial Aeropuertos, S.A.'s holding in Bristol airport.

22. On 4 October, Ferrovial Infraestructuras and Macquarie Airports agreed to amend the terms of the call and put options on the holding of Ferrovial Aeropuertos, S.A. in the capital of the companies holding the rights to Sydney and Bristol airports, which had been granted in March 2006 and amended in July 2006. The new agreement extended the period for exercising the call and put options on Ferrovial Aeropuertos, S.A.'s holding in Sydney airport and established a new exercise period for the call and put options on Ferrovial Aeropuertos, S.A.'s holding in Bristol airport.

Changes in the Board Committees of Grupo Ferrovial

23. The Board of Directors of Grupo Ferrovial S.A. resolved, at the proposal of the Nomination and Remuneration Committee, to partly modify the composition of its committees. The changes included the replacement of the Chairman of the Audit and Control Committee, who has reached the end of his four-year term, and (i) the appointment of Santiago Eguidazu Mayor, an independent director, as a member of the Executive Committee;(ii) the appointment of PORTMAN BAELA S.L., a proprietary director, as a member of the Audit and Control

Committee in place of Santiago Bergareche Busquet; and (iii) the appointment of Gabriele Burgio, an independent director, as a member of the Nomination and Remuneration Committee in place of Santiago Eguidazu Mayor.

Changes in the composition of the Board of Directors and the Committees of the Board of Directors of Grupo Ferrovial

24. The Board of Directors accepted the resignation of the director CASA GRANDE DE CARTAGENA S.L. and appointed as director, by co-option, María del Pino y Calvo-Sotelo, who is classified as a Proprietary Director, to fill the vacancy left by CASA GRANDE DE CARTAGENA S.L. Likewise, María del Pino y Calvo Sotelo was appointed as a member of the Executive Committee in place of Fernando del Pino y Calvo Sotelo. Finally, Juan Arena de la Mora was appointed to the Audit and Control Committee in place of CASA GRANDE DE CARTAGENA S.L.

Interim dividend

25. On 27 October 2006, the Board of Directors declared an interim dividend of 34 euro cent gross per share out of 2006 income.

This information was disclosed on 27 January; 7, 8 and 27 February; 17, 22, 29 and 31 March; 7 and 20 April; 19, 23 and 30 May; 6, 8 and 26 June; 4, 5, 10, 24 and 27 July; 29 September; and 4 and 27 October.

INSTRUCTIONS FOR COMPLETING THE ADVANCE ON QUARTERLY RESULTS (GENERAL)

- The required monetary amounts must be expressed in thousands of euro, without any decimals and rounded off, unless otherwise stated.
- Negative amounts must be expressed with a minus sign (-) in front of the number.
- Each figure must include next to it the figure for the corresponding period of the previous year, unless otherwise stated.
- The adopted international financial reporting standards (adopted IFRS) are understood as those that the European Commission has adopted in accordance with the procedure established in Regulation (EC) 1606/2002 of the European Parliament and of the Council of 19 July 2002.
- The financial information contained herein must be completed in accordance with the accounting standards and principles of recognition and valuation applicable to the company in the preparation of the financial statements for the annual period to which the periodic public information that is presented refers. Until the financial years starting from 1 January 2007, companies, except credit institutions, which, in accordance with the Code of Commerce, are obliged to provide consolidated financial statements, and at year-end have only issued fixed-income securities listed in a securities market, and which have decided to continue applying the standards contained in section 3, title III of book 1 of the Code of Commerce and the regulations that complement it provided that they have not applied in a previous year the adopted IFRS, must present consolidated periodic public information of section A) in the heading "Consolidated under Spanish GAAP".
- DEFINITIONS:

(1) Net revenues: comprise the amounts from the sale of products and services provided as part of the company's ordinary activities, less discounts and other rebates on sales and value added tax and other taxes directly related to the revenues figure. If the consolidated figures must be presented based on the adopted IFRS, the information in this section must be drafted in accordance with those standards.
(2) Profit before tax from continuing operations: companies that must present periodic financial information based on the adopted IFRS must include profit before tax from continuing operations in this section.
(3) Profit for the period from continuing operations: this heading must only be completed by companies that present their financial information based on the adopted IFRS and must reflect the profit after tax from continuing operations.
(4) Profit for the period: companies that present their financial information based on the adopted IFRS must include in this heading profit for the period from continuing operations minus or plus profit after tax from discontinued operations.

File No. 82-4939



Presentation of
earnings

Dow Jones Sustainability Indexes
Member 2006/07

FTSE4Good

January-September 2006

ferrovial

1. Key figures

- Ferrovial's net income amounted to 333.4 million euro, a 21.4% increase on the first nine months of 2005.
- **Excluding the Infrastructure division** (Cintra and Airports), net income amounted to 347.7 million euro, an increase of **40.8%.**

FINANCIAL

	sep-06	sep-05	Chg. (%)
Net Income	333.4	274.7	21.4
EPS	2.38	1.96	21.4
EBIT	1,140.8	631.1	80.8
Net revenues	9,133.0	6,269.1	45.7
Net financial Debt	4,556.6	129.0	
Leverage	85%	4%	
Gross capital expenditure	4,308.3	915.2	370.8

OPERATING

	Sep-06	Sep-05	Chg. (%)
Construction Backlog	7,769	6,901	12.6
Real Estate pre-sales	531	488	8.8
Real Estate backlog	1,114	1,119	-0.4
Services backlog	7,612	6,223	22.3
Toll road Traffic (ADT)			
Autema	21,020	19,230	9.3
Ausol I	21,350	20,664	3.3
Ausol II	20,002	18,815	6.3
ETR 407 (VKT' 000)	1,580	1,544	2.3
Chicago Skyway	50,688	48,368	4.8
Airport Taffic (thousand pax)			
Sydney	21,868	21,177	3.3
Bristol	4,399	3,950	11.4
Belfast	1,562	1,662	-6.0
Parking spaces	251,268	215,058	16.8

2. Income statement

	sep-06	sep-05	Chg.(%)
NET REVENUES	9,133.0	6,269.1	45.7
Other revenues	24.7	26.7	-7.5
Total operating revenues	9,157.8	6,295.8	45.5
External and operating expenses	5,301.7	4,128.3	28.4
Personnel expenses	2,211.4	1,281.2	72.6
EBITDA	1,644.8	886.3	85.6
EBITDA margin	18.0%	14.1%	
Period depreciation	494.2	229.1	115.7
Variation in operating provisions	9.7	26.1	-62.9
Total operating expenses	8,017.0	5,664.7	41.5
EBIT	1,140.8	631.1	80.8
EBIT margin	12.5%	10.1%	
Financial results	-736.3	-264.8	178.0
Financial result of infraestructure projects	-663.2	-260.9	154.2
Financial result of other companies	-73.1	-3.9	n.s
Equity-accounted affiliates	22.0	3.9	*n.s*
Other income	31.7	32.8	-3.2
EBT	458.2	402.9	13.7
Corporate income tax	-133.9	-133.7	0.1
CONSOLIDATED INCOME	324.3	269.2	20.4
Net income from discontinued operations	0.0	0.0	
NET INCOME ATTRIBUTABLE	324.3	269.2	20.4
Minority interest	-9.1	-5.5	65.1
TOTAL NET INCOME	333.4	274.7	21.4

- The figures for January-September 2006 include, for the first time, the results of BAA and the Indiana Toll Road (ITR), both consolidated since 1 July.
- Excluding the main changes in consolidation scope, **organic growth** was as follows:
  - Revenues: +11.2%
  - EBITDA: +20.1%
  - EBIT: +24.6%
- **Excluding acquisitions and non-recurring results**, which were generated mainly by Cintra, **net income increased by 42.1%.**

Results January-September 2006. Unaudited figures, in million euro 3

2. Income statement "pro-forma" ex-Infrastructure

	sep-06	sep-05	Chg.(%)
NET REVENUES	7,406.5	5,702.1	29.9
EBITDA	705.2	518.9	35.9
EBITDA margin	9.5%	9.1%	
Period depreciation and provisions	*169.0*	*125.4*	34.8
EBIT	536.2	393.5	36.3
EBIT margin	7.2%	6.9%	
Financial results	-34.7	-6.5	n.s
Financial result of infraestructure projects	2.7	-0.8	n.s
Financial result of other companies	-37.4	-5.7	n.s
Equity-accounted affiliates	7.4	-7.3	-201.4
Other income	-0.9	-0.4	141.5
EBT	508.0	379.4	33.9
Corporate income tax	154.2	129.8	18.8
CONSOLIDATED INCOME	353.8	249.6	41.7
Net income from discontinued operations	0.0	0.0	
NET INCOME ATTRIBUTABLE	353.8	249.6	41.7
Minority interest	6.2	2.8	123.0
TOTAL NET INCOME	347.6	246.8	40.8

Results January-September 2006. Unaudited figures, in million euro 4

NET REVENUES

	sep-06	sep-05	Chg (%)
Construction	3,783.1	3,182.2	18.9
Real Estate	647.8	510.8	26.8
Infrastructure	1,726.5	567.0	204.5
Services	3,117.5	2,138.5	45.8
Adjustments (*)	-141.9	-129.4	
Total	9,133.0	6,269.1	45.7

(*) This item relates to consolidation adjustments for intercompany sales.

- **Revenues increased by 45.7%.**
- Organic growth was 11.2%.

Growth in revenue was due to:

- Consolidation of BAA, Webber, Swissport, Owen Williams as well as the ITR, Madrid-Levante and N4-N6 toll road, which contributed 2,164.7 million euro in revenues.
- Strong growth by the Construction division in Spain (+13.1%) and Budimex (+15.4%). The consolidation of Webber increased revenues by 247.8 million euro.
- Very strong growth in Infrastructure (+204.5%), boosted by the consolidation of one quarter of BAA, which contributed 1,039.3 million euro. Traffic performed well on the main toll roads, and 407 ETR increased tolls on 1 February (light vehicle tolls +8.7% at peak, +9.9% off-peak). Other notable contributions came from the integration of ITR and Madrid-Levante, the opening of the N4-N6 toll road in Ireland in December 2005, and full consolidation of the Talca-Chillán toll road in Chile.
- The Services division also reported a sharp increase in revenues (+45.8%), mainly because of the inclusion of Swissport (805.4 million euro) and Owen Williams (40.7 million euro).

PERCENTAGE CONTRIBUTION

	sep-06	sep-05
Construction	41%	50%
Real Estate	7%	8%
Infrastructure	19%	9%
Services	34%	33%

REVENUE BREAKDOWN BY REGION

	sep-06	%	sep-05	%	Chg.%
Spain	4,190.7	46%	3,711.2	59%	12.9
International	4,942.3	54%	2,557.9	41%	93.2
TOTAL	9,133.0	100%	6,269.1	100%	45.7

- International sales grew 93.2% due mainly to the consolidation of BAA, Webber, Swissport, Owen Williams and the toll roads ITR and N4-N6. Overall, newly-consolidated companies contributed 2,160.9 million euro. Excluding these new additions, international revenues increased by 8.7%.
- **International revenues exceeded domestic revenues for the first time.**

Results January-September 2006: Unaudited figures, in million euro 5

PERSONNEL EXPENSES

- Personnel expenses increased by 72.6% to 2,211.4 million euro. The average workforce was 85,149 at the end of September 2006, compared with 51,528 in September 2005, due to the aforementioned acquisitions.

DEPRECIATION

- Depreciation doubled, mainly because of the consolidation of BAA-ADI (177 million euro). From this total amount, 45 million euro are related to the impact of the amortisation that arose in the process of allocating the differences between the price paid and the underlying book value of the company, that has been partly assigned to amortisable assets (that process is provisional since, under IAS 3, it is subject to review over a period of 1 year). The impact of the consolidation of new toll roads increases depreciation in 16 million euro.

EBIT

	Sep-06	Sep-05	Chg (%)
Construction	194.8	143.6	35.7
Real Estate	148.3	97.8	51.6
Infrastructure	604.6	237.5	154.5
Services	193.7	153.4	26.3
Adjustments	-0.6	-1.2	
Total	**1,140.8**	**631.1**	**80.8**

- **EBIT increased by 80.8%**, much faster than revenues, mainly due to the inclusion of BAA.
- Organic growth was 24.6%.
- The consolidated EBIT margin was 12.5%, up from 10.1% in 9M05, mainly because of integrating BAA, whose margin is 34.7% contrasting with Swissport, whose margin is 2.6%.

PERCENTAGE CONTRIBUTION

	Sep-06	Sep-05
Construction	17%	23%
Real Estate	13%	15%
Infrastructure	53%	38%
Services	17%	24%

- **Infrastructure and Services contributed 70%** of EBIT, compared with 30% from Construction and Real Estate.

BREAKDOWN BY REGION

	sep-06	%	sep-05	%	Chg %
Spain	412.8	36%	335.2	53%	23.2
International	728.0	64%	295.9	47%	146.1
TOTAL	1,140.8	100%	631.1	100%	80.8

- **In 9M06, activities outside Spain increased their contribution to EBIT to 64%,** in excess of their contribution to revenues (54%).

Results January-September 2006. Unaudited figures, in million euro 6

FINANCIAL INCOME

	sep-06	sep-05
Infraestructure projects	-663.2	-260.9
Rest of group	-73.1	-3.9
Financing result	-71.5	-13.4
Other financial result	-1.6	9.5
Total	**-736.3**	**-264.8**

The higher **financial expenses of "Infrastructure projects"** with respect to 9M05 is due to the following:

- An increase in infrastructure project's net debt to 29,492.4 million euro, compared with 9,104.7 million euro in September 2005.
- There was a non-recurring financial revenue in 2005 amounting to 40 million euro, due to the elimination of the provision at Autopista del Maipo to cover future payments under the Exchange Rate Hedge Mechanism (MCC).
- Financial expenses at 407 ETR decreased, mainly due to the lower inflation component in the RRBs & SIPs (2.39% vs. 2.58%).
- Financial expenses were higher at Chicago Skyway because it was consolidated for an extra month in 2006, and also because of its releveraging. The two effects together increased financial expenses by -11.6 million euro.
- Increases in the consolidation scope:
  1. Addition of BAA, whose financial expenses amounted to -312.3 million euro.
  2. Inclusion of the debt for the N4-N6 toll road, which increased financial expenses by -6.5 million euro.
  3. Inclusion of the debt servicing costs of the ITR (impact on financial expenses: -19.1 million euro), and of Madrid-Levante (impact: -5.1 million euro).
  4. Global integration of Talca-Chillán, -8.3 million euro.

Rest of the Group:

- The "Finance result" item declined by 69.2 million euro mainly due to debt assumed on the acquisition of BAA.

COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD

- Relevant improvement due to Construction, Sydney, integration of BAA's subsidiaries and Swissport.

OTHER INCOME

- Other income in the period amounted to 31.7 million euro, mostly capital gains on the sale of 5.39% of Europistas (32.2 million euro). At the end of September, Cintra owned 27.1% of Europistas. The 32.8 million euro in 2005 arose mainly from the sale of 5% of Ausol.

TAXES

- The book expense for taxes totalled 133.9 million euro, implying a tax rate of 29.2%, i.e. less than the 33.2% rate in 9M05.

NET INCOME

- Net income totalled 333.4 million euro in 9M06, a 21.4% increase on 9M05.
- **Excluding the Infrastructure division, net income amounted to 347.7 million euro, a 40.8% increase.**

Results January-September 2006. Unaudited figures, in million euro 7

3. Construction

TOTAL

	sep-06	sep-05	Chg (%)
Revenues	3,783.1	3,182.2	18.9
EBIT	194.8	143.6	35.7
EBIT Margin	5.1%	4.5%	
EBT	232.3	171.0	35.8
EBT Margin	6.1%	5.4%	
Backlog	7,769	6,901	12.6
Gross capital expenditure	38	257	-85.1

- Revenues increased sharply (+18.9%) and margins improved.
- The increase in revenues was attributable to good performance in Spain (+13.1%) and Budimex (+15.4%), plus the consolidation of Webber, which contributed 247.8 million euro in revenues and a backlog of 524.4 million euro.
- Excluding consolidation scope changes, revenues would have increased by 11.1% and EBIT by 26.2%.
- The Construction division's backlog increased by 12.6% with respect to 2005 (5% excluding Webber), which is notable considering the rapid pace at which work is being completed.

BUDIMEX

	Sep-06	Sep-05	Chg (%)
Revenues	549.3	475.9	15.4
EBIT	3.7	-1.7	n.s
EBIT Margin	0.7%	-0.4%	
EBT	4.0	0.5	n.s
EBT Margin	0.7%	0.1%	
Backlog	781	534	46.2

- Positive signs of a recovery in activity plus growth in revenues, an improvement in profitability and a significant increase in the backlog, despite the rapid pace of execution.
- In local currency terms, revenues increased by 12.8% and the backlog by 48.2% with respect to the first nine months of 2005.

WEBBER

	Sep-06	Sep-05	Chg(%)
Revenues	247.8		
EBIT	13.3		
EBIT Margin	5.4%		
EBT	13.4		
EBT Margin	5.4%		
Backlog	524		

Budimex backlog evolution


553
534
781
sept'04
sept'05
sept'06

CONSTRUCTION EXCLUDING BUDIMEX AND WEBBER

	Sep-06	Sep-05	Chg(%)
Revenues	2,986.0	2,706.3	10.3
EBIT	177.8	145.3	22.4
EBIT Margin	6.0%	5.4%	
EBT	214.9	170.5	26.0
EBT Margin	7.2%	6.3%	
Backlog	6,463	6,367	1.5

- There was a sharp improvement in profitability.
- The slower increase in the backlog was due to activities outside Spain, because construction of roads in Ireland and Portugal was completed and construction of the recently-awarded concessions (Ireland, Italy, the US and Greece) have not yet been included.

BACKLOG

	Sep-06	Sep-05	Chg(%)
National	**4,978.8**	**4,846.1**	**2.7**
Civil work	2,652.3	2,928.2	-9.4
Residential construction	1,263.2	1,051.6	20.1
Non Residential construction	1,063.3	866.3	22.7
Industrial	**698.6**	**664.2**	**5.8**
International	**2,091.3**	**1,400.7**	**49.3**
TOTAL	**7,768.7**	**6,901.0**	**12.6**

Results January-September 2006. Unaudited figures, in million euro 8

4. Real Estate

TOTAL

	Sep-06	Sep-05	Chg(%)
Revenues	647.8	510.8	26.8
EBIT	148.3	97.8	51.6
EBIT Margin	22.9%	19.1%	
EBT	119.4	73.7	62.0
EBT Margin	18.4%	14.4%	
Pre-sales Backlog	531	488	8.8
Backlog	1,114	1,119	-0.4
Land Purchase	192	187	2.6

- Total sales increased, driven by the sale of land in Valdebebas, Madrid (81 million euro), and of the stake in the Omega business park (33 million euro), plus a larger number of dwellings delivered to buyers, which offset lower revenues at Don Piso.
- EBIT increased by 51.6%, and the EBIT margin improved due to the sale of land, which contributed 48 million euro.
- Property pre-sales (including land) performed very well, increasing by 8.8%.
- The **defensive strategy applied in managing real estate risk** plus the decision to **maintain the hurdle rate** for investments led to a change in the policy governing land purchases and management.

BREAKDOWN BY BUSINESS

	Sep-06	Sep-05	Chg (%)
Total Property development			
Revenues	445.4	352.4	26.4
Gross margin	105.4	84.6	24.6
As % of revenues	23.7%	24.0%	
Land sales			
Revenues	87.8	62.5	40.5
Gross margin	51.2	18.0	184.4
As % of revenues	58.3%	28.8%	
Realty brokerage (D. Piso)			
Revenues	80.8	91.1	-11.3
Gross margin	11.0	13.0	-15.4
As % of revenues	13.6%	14.3%	
Tertiary			
Revenues	33.8	4.8	604.2
Gross margin	6.8	3.5	94.3
As % of revenues	20.1%	72.9%	
Operating expenses	**-26.1**	**-21.3**	**22.5**
Operating income	**148.3**	**97.8**	**51.6**
Gross margin %	22.9%	19.1%	

Results January-September 2006. Unaudited figures, in million euro 9

TOTAL

	sep-06	sep-05	Chg (%)
Revenues	1,726.5	567.0	204.5
EBITDA	939.6	367.4	155.7
EBITDA Margin	54.4%	64.8%	
EBIT	604.6	237.5	154.6
EBIT Margin	35.0%	41.9%	
EBT	-49.8	23.5	-311.9
EBT Margin	-2.9%	4.1%	
Investments in project equity	4,125	416	n.s.

- Revenues increased by 204.5%, mainly due to the inclusion of BAA (1,039 million euro).
- Organic growth was as follows: revenues 15.6%, EBITDA 16.6%, EBIT 20.8%.
- In the toll roads area, the ITR and Madrid-Levante were added, the N4-N6 in Ireland opened to traffic in December 2005, and the Talca-Chillán road in Chile is now fully consolidated; also, the Chicago Skyway was consolidated for an additional month in 2006 (consolidated since 24 January 2005).
- Car park revenues increased by 9.9% due to the addition of 36,210 parking spaces (primarily because of the award of the terminal T-4 car park at Madrid-Barajas airport).
- Pre-tax income changed sign:

  1. The increase in financial expenses, mainly because of the BAA acquisition, and the existence of a non-recurring financial revenue (40 million euro) in Chile in 2005.
  2. There were non-recurring revenues in both years. In 2006, the sale of 5.39% of Europistas (32.2 million euro) and, in 2005, the sale of 5% of Ausol (31.6 million euro).

- The main investments were made in the in airports with the acquisition of BAA for 3,652.1 million euro. There were also notable investments in the toll road business: the acquisition of ITR for 302.9 million euro, the acquisition of an additional 10% of the R-4 (54.9 million euro), and the capital increases at Madrid-Levante (22 million euro) and N4-N6 (28.1 million euro).

Results January-September 2006. Unaudited figures, in million euro 10

5. Infrastructure - BAA

	sep-06	sep-05	Chg (%)
Revenues	1,039.3		
EBITDA	492.5		
EBITDA Margin	47.4%		

BAA was consolidated by Grupo Ferrovial as of 1 July 2006. Only BAA's results for July-September 2006 were consolidated.

TRAFFIC PERFORMANCE

- BAA presented 4.5% traffic growth in the first four months of its fiscal year (April-July). That was higher than expected, given rising fuel prices and energy costs.
- Strengthened security measures on 10 August affected all UK airports and all flights to and from Europe and the US were delayed or cancelled. As a result, passengers (particularly those connecting with flights at Heathrow airport) postponed their plans or used other airports.
- These effects persisted into September but the trend in traffic was slightly positive (0.3% in August, 0.6% in September); also, by the end of the month there were already signs that travellers were regaining confidence.
- Domestic UK flights were the segment most affected. This is explained partly by the ease with which domestic flights can be replaced by other modes of transport, and by the long-term trend among airlines such as British Airways to reduce their number of domestic slots in order to increase their number of international flights.

- BAA's revenues (only third quarter consolidated) account for 60% of Infrastructure division's total.

The contribution by ADI (Airport Development Limited, the company holding the shares of BAA) to Ferrovial's net income was 21.7 million euro, which includes the financial expenses on the acquisition debt.

This positive contribution was due to:

- The impact of the amortisation that arose in the process of allocating the differences between the price paid and the underlying book value of the company, that has been partly assigned to amortisable assets (that process is provisional since, under IAS 3, it is subject to review over a period of 1 year). The impact on net result amounts to -19.4 million euro.
- The financial expenses incurred by Ferrovial Infraestructuras to finance its equity contribution in the BAA acquisition. The impact on net result amounts to -31 million euro.
- Considering all the impacts related with the BAA/ADI consolidation, the total net outcome impact was a net loss of 29 million euro.

Upon completion of the acquisition, BAA was delisted on 15 August.

During the summer, the acquisition debt at ADI and the debt assumed by Ferrovial Infraestructuras were syndicated. Despite the terror alert in August, the syndication was close to 200% oversubscribed, indicating the financial community's confidence in BAA's business. In addition to the large volume syndicated (10.8 billion pounds), 2.0 billion pounds of subordinated debt were syndicated, the largest such deal in the UK to date.

The debt on the acquisition plus BAA's debt were hedged at a fixed rate. The percentage of fixed-rate debt ranges from 90% for the period 2003-2008 to 60% for the period 2018-2023.

SYNDICATION OF THE DEBT

	Amount (£bn)			
	Subscribed	Committed	Subscription %	# of institutions
Ferrovial Infraestructuras equity contribution	1.8	3.2	173%	34
Senior acquisition debt *& Capex facilities*	7.0	15.2	218%	40
Junior *Facility*	2.0	2.4	121%	36
TOTAL	**10.8**	**20.8**		

5. Infrastructure – Other airports

PERFORMANCE BY OTHER AIRPORTS

Sydney	sep-06	sep-05	%	Change in local currency
Revenues	293.5	281.1	4.4	10.4
EBITDA	240.1	229.9	4.4	
EBITDA Margin	81.8%	81.8%		
EBIT	181.8	165.8	9.7	
EBIT Margin	61.9%	59.0%		
Passengers (000)				
International	7,241	7,274	-0.5%	
Domestic	14,627	13,903	5.2%	
Total	**21,868**	**21,177**	**3.3%**	

Bristol (proportional consolidation 50%)	sep-06	sep-05	%	Change in local currency
Revenues	30.4	27.6	10.0	10.4
EBITDA	18.4	16.6	10.9	
EBITDA Margin	60.5%	60.1%		
EBIT	14.7	13.5	8.8	
EBIT Margin	48.3%	49.0%		
Passengers (000)				
International	3,335	2,908	14.7%	
Domestic	1,064	1,042	2.1%	
Total	**4,399**	**3,950**	**11.4%**	

Belfast	sep-06	sep-05	%	Change in local currency
Revenues	20.5	20.5	0.1	4.3
EBITDA	5.8	5.6	3.3	
EBITDA Margin	28.3%	27.3%		
EBIT	3.3	3.0	9.6	
EBIT Margin	16.1%	14.6%		
Passengers (000)				
Total	1,562	1,662	-6.0%	

AGREEMENT WITH MACQUARIE AIRPORTS

- On 29 March, Ferrovial Infraestructuras, S.A. reached an agreement with Macquarie Airports (MAp) under which the two parties grant each other conditional call and put options on the holdings of Ferrovial Aeropuertos, S.A. (100% subsidiary of Ferrovial Infraestructuras, S.A.) in the capital of the companies owning the rights to Sydney and Bristol airports.

- MAp has the option to buy 20.9% of Sydney airport and 50% of Bristol airport from Ferrovial Aeropuertos. The strike price of both options is based on the valuation of those assets by MAp in December 2005, net of any earnings distributions which those companies may make after the date of the agreement. At the date of the agreement, those prices amounted to approximately 1,009 million Australian dollars (600 million euro) in the case of Sydney and 106 million pounds sterling (154 million euro) in the case of Bristol.

- On 4 October, the deadline for exercising the call and put options on the shares of the companies holding the rights to Sydney airport was extended to 30 November 2006.
The deadline for exercising the call and put options on Ferrovial's stake in the company owning the rights to Bristol airport goes from 1 March 2007 to 15 April 2007.

5. Infrastructure - Toll Roads

Traffic	sep-06	sep-05	Chg (%)
407 ETR (VKT Thousand)	1,580 145	1,543.928	2.3%
Chicago Skyway	50 688	48,368	4 8%
Indiana Toll Road	37,107		
Ausol I	21,350	20,664	3.3%
Ausol II	20,002	18,815	6.3%
Autema	21,020	19,230	9.3%
Radial 4	9,075	6,930	30.9%
N4-N6	20,827		
Europistas (A1)	23,711	22,923	3 4%
Santiago-Talca	64,800	59,952	8.1%
Talca-Chillán	39,575	37,141	6.6%
Collipulli-Temuco	27,444	26,119	5.1%
Temuco-Río Bueno	18,274	16,649	9.8%
M-45	85,627	78,499	9.1%
Euroscut Algarve	20,068	19,703	1.9%

Revenues (million euro)	sep-06	sep-05	Chg (%)
407 ETR	239.8	207.0	15.8%
Chicago Skyway (1)	33.9	29.1	16.3%
Indiana Toll Road (2)	15 2		
Ausol I	40.1	37.2	7.9%
Ausol II	9.8	9.1	7.7%
Autema	29.3	26.9	9.1%
Radial 4	13.7	9.6	42.1%
N4-N6	11.5		
Chilean toll roads	92.0	64.4	42.8%
M-45	9.3	8.8	5.5%
Euroscut Algarve	25.6	24.2	5.9%
Other toll roads	7.8	2.0	289.3%

EBITDA (million euro)	sep-06	sep-05	Chg (%)
407 ETR	190.6	157.7	20.8%
Chicago Skyway (1)	27.3	22.1	23.7%
Indiana Toll Road (2)	8.7		
Ausol I	33.3	30.9	7.7%
Ausol II	7.3	6.9	5.8%
Autema	22.5	20.7	8.6%
Radial 4	5.8	3.5	66 4%
N4-N6	7.3		
Chilean toll roads	61.5	46.2	33.2%
M-45	8.7	8.3	4.6%
Euroscut Algarve	22 6	20.9	8.1%
Other toll roads	-0.3	-0.3	n.s

(EBITDA Margin/ INCN)	sep-06	sep-05	Chg (%)
407 ETR	79 5%	76.2%	4.3%
Chicago Skyway	80.5%	75.7%	6.4%
Indiana Toll Road	54.0%		
Ausol I	82.9%	83.1%	-0.3%
Ausol II	75.3%	76.7%	-1.8%
Autema	76.9%	77.2%	-0.4%
Radial 4	42.2%	36 1%	17.1%
N4-N6	63.9%		
Chilean toll roads	66.9%	71.8%	-6.8%
M-45	93.0%	93.8%	-0.8%
Euroscut Algarve	88.2%	86.5%	2.0%
Other toll roads	-3.6%	-11.2%	n.s

1. Consolidated since 24 January 2005
2. Consolidated since 1 July 2006

Revenues increased by 24.8%, boosted mainly by:

- Positive traffic performance on the main toll roads.
- 8.9% appreciation by the Canadian dollar against the euro, which increased 407 ETR's revenues by 15.8% in euro terms (6.4% in local currency).
- The increase in tolls on 407 ETR effective 1 February 2005, by 8.7% at peak hours for light vehicles (to 16.25 Canadian cents per kilometre). Despite the increase, average daily trips increased by 2.6% and vehicle kilometres travelled (VKT) increased by 2.3%.
- Contribution of an additional month of revenues by Chicago Skyway, and the entry into service of the N4-N6 toll road (Ireland) in December 2005 (it contributed 11.5 million euro).
- Full consolidation of the Talca-Chillán toll road in Chile (it was previously equity accounted) after Cintra increased its stake to 67.61% (effective 1 May 2006). The road's contribution to consolidated revenues in the period was 13.8 million euro.
- Commencement of operation of the ITR (1 July). The ITR contributed 16.2 million euro in revenues. The tolls for heavy vehicles increased by 23% on 2 June. The toll for light vehicles was increased by 70% on 29 June but that increase is paid directly by the Indiana Finance Authority (IFA), not the road users.
- Opening of the new Madrid-Levante toll road on 27 July; it contributed 3.8 million euro.

EBITDA margen evolution ETR-407


73.1%
76.2%
79.5%
sept'04
sept'05
sept'06

5. Infrastructure - Car Parks

	Sep-06	Sep-05	Chg(%)
Revenues	97.7	88.9	9.9
EBIT	22.0	20.4	7.8
EBIT Margin	22.5%	22.9%	
Parking spaces	251,268	215,058	16.8

- The 9.9% in revenues is due basically to new on-street parking management contracts and the increase in the number of managed parking spaces, mainly as a result of the addition of the new T-4 car park at Madrid-Barajas airport and the extension of the on-street parking management contract in Pamplona.

Results January-September 2006. Unaudited figures, in million euro 14

TOTAL

	Sep-06	Sep-05	Chg (%)
Revenues	3,117.5	2,138.5	45.8
EBIT	193.7	153.4	26.3
EBIT Margin	6.2%	7.2%	
EBT	164.3	133.3	23.3
EBT Margin	5.3%	6.2%	
Backlog	7,612	6,223	22.3
Capital expenditure	141	237	-40.5

- **Revenues increased sharply (45.8%)**, driven by the inclusion of Swissport. That company contributed 805.4 million euro in revenues, i.e. 26% of the Services division total.
- Excluding Swissport and Owen Williams, the Services division attained 6.2% organic growth in revenues and 10.9% in EBIT.
- The EBIT margin shrank due to the integration of Swissport, whose margin (2.6%) is lower than that of the other activities. Excluding additions, the EBIT margin would have been 7.5%.

AMEY

	Sep-06	Sep-05	Chg (%)
Revenues	1,369.7	1,282.8	6.8
EBITDA	131.4	132.0	-0.4
EBITDA Margin	9.6%	10.3%	
EBIT	94.7	87.2	8.6
EBIT Margin	6.9%	6.8%	
EBT	88.2	77.5	13.8
EBT Margin	6.4%	6.0%	
Backlog (*)	4,103	3,736	9.8

(*) Does not include the Tube Lines backlog (14,532 million, approximately)

- Excluding Owen Williams, revenue growth would have been 3.6%. The slower is due to ABS (facility management), a business whose portfolio has been streamlined, cancelling contracts that were loss-making or represented a large volume but a very low margin; the result was a reduction in revenues of 36 million (3% of Amey's revenues). Tubelines (+3.1%) is entering a phase that requires lower capital expenditure and will generate less additional revenues outside the main project.
- Profitability (EBITDA) declined as Tubelines accelerated a number of expenses (8.8 million euro) which are not obligatory under the main contract but will provide greater efficiency in future periods, when part of revenues will be tied to efficiency ratios, but for those expenses, the EBITDA margin would have been similar to last year and the EBIT margin would have risen to 7.6%.
- Amey has been selected to present a Best and Final Offer (BAFO) to manage and maintain the road network in the city of Birmingham, UK. The 25-year PFI (Public Finance Initiative) contract is worth 2.2 billion pounds sterling (about 3.3 billion euro).

SWISSPORT

	Sep-06	Sep-05	Chg. (%)
Revenues	805.4		
EBIT	21.0		
EBIT Margin	2.6%		
EBT	10.8		
EBT Margin	1.3%		

- Swissport entered Eastern Europe by acquiring 51% of the second-largest operator at Kiev Airport and SGS Shimaya in Japan (a key springboard for seizing opportunities in Asia), as well as obtaining 6 licences in Spanish airports, notably Madrid (access to the growing low-cost segment), and being designated preferred bidder for Air New Zealand's ground handling services at its main airports.

SERVICES EX-AMEY AND SWISSPORT

	Sep-06	Sep-05	Chg (%)
Revenues	942.4	855.7	10.1
EBIT	77.9	66.2	17.7
EBIT Margin	8.3%	7.7%	
EBT	65.3	55.8	17.0
EBT Margin	6.9%	6.5%	
Backlog	3,509	2,487	41.1

SERVICES EXCLUDING AMEY AND SWISSPORT

- **Organic growth was strong** in revenues, earnings and profitability. This growth was due to strong commercial activity and new contracts, as reflected in a 41.1% increase in the backlog.

Results January-September 2006. Unaudited figures, in million euro 15

7. Consolidated Balance Sheet 30-09-2006

	sep-06	dic-05
FIXED AND OTHER NONCURRENT ASSETS	**36.567,9**	**11.230,4**
Intangibles assets	166,6	157,0
Infraestructure project assets	33.573,2	8.556,6
Property, plant & equipment	693,9	727,9
Investments accounted for by the equity method	188,9	171,3
Financial assets	1.727,3	1.465,1
Receivable from concession companies	956,4	824,1
Financial assets available to sale		
Other financial assets	770,9	641,0
Financial derivatives at fair value	217,9	152,4
GOODWILL IN CONSOLIDATION	**8.222,3**	**1.995,6**
DEFERRED TAXES	**617,4**	**444,0**
CURRENT ASSETS	**8.667,1**	**7.741,8**
Inventories	1.993,4	1.843,3
Accounts receivable	4.779,1	3.550,6
Cash and cash equivalents	1.844,6	2.295,4
Infraestructure projects	1.184,1	723,2
Other companies	660,5	1.572,2
Other assets	49,9	52,5
TOTAL ASSETS	**54.074,7**	**21.411,9**
SHAREHOLDERS´ EQUITY INCLUDING MINORITY INTERESTS	**5.359,5**	**3.024,9**
SHAREHOLDERS´ EQUITY	2.245,2	2.132,8
MINORITY INTERESTS	3.114,3	892,1
DEFERRED REVENUES	**258,3**	**255,6**
PROVISIONS FOR CONTINGENCIES AND EXPENSES	**946,8**	**375,3**
LONG-TERM DEBT	**28.230,9**	**10.138,2**
Financial debt	27.171,3	9.569,2
Infraestructure projects	23.249,2	8.694,4
Other companies	3.922,1	874,9
Non-Financial debt	540,8	317,1
Financial derivatives at fair value	518,8	251,8
DEFERRED TAX LIABILITIES	**2.893,3**	**338,7**
CURRENT LIABILITIES	**15.992,7**	**6.946,9**
Interest-bearing debt	9.094,4	1.748,0
Infraestructure projects	7.778,4	752,8
Other companies	1.316,0	995,3
Trade accounts payable	6.083,7	4.402,3
Other short-term debt	752,7	748,3
Other liabilities	61,9	48,3
OPERATING PROVISIONS	393,3	332,3
TOTAL LIABILITIES	**54.074,7**	**21.411,9**

Results January-September 2006. Unaudited figures, in million euro 16

7. Consolidated Balance Sheet 30-09-2006

BALANCE SHEET DISCUSSION

- The main change was the full consolidation of BAA from 1 July. This acquisition increased the balance of infrastructure project assets by 23,423.5 million euro and goodwill by 6,174.8 million euro.
- There was also a 23,008.6 million euro increase in debt, of which 19,356.5 million euro relates to infrastructure projects.
- Also, ITR was consolidated on 1 July, contributing 1,495.4 million euro in infrastructure project assets and 1,213.2 million euro in infrastructure project debt.
- The Group's net debt position is 4,556.6 million euro, of which 3,548.9 million euro is at infrastructure holding companies and the remainder [1,007.7 million euro] is at other group businesses.

NET CASH/(DEBT) POSITION

	sep-06	dec-05
Construction	1.673,7	1.938,3
Real Estate	-643,6	-706,0
Services	-1.576,4	-1.469,3
Corporation & Other	-461,4	-464,1
Net cash/(Debt) position: Group ex-Infraestructures (a)	**-1.007,7**	**-701,1**
Ferrovial Infraestructuras	-3.519,0	39,1
Cintra S.A.	24,7	179,6
Other	-54,6	210,6
Net cash/(Debt) position: Infaestructure holding companies (b)	***-3.548,9***	***429,3***
Net cash/(Debt) position: ex-Infraestructure projects c=(a+b)	**-4.556,6**	**-271,8**
BAA	-19.356,5	
Other airports	-291,3	-273,4
Toll Roads	-8.415,0	-7.252,7
Tubelines & Other Amey's concessions	-1.429,6	-1.197,9
Net cash/(Debt) position: Infraestructure projects (d)	***-29.492,4***	***-8.723,9***
Total net cash/(Debt) position (c+d)	***-34.049,9***	***-8.995,7***

GROSS CAPITAL EXPENDITURE

	sep-06
Construction	38.3
Real Estate (with-out land)	2.6
Infrastructure	4,124.9
Services	141.0
Adjustments	1.6
Total	4,308.3

- The main investments were in the Infrastructure division, specifically the acquisition of BAA for 3,652.1 million euro. There were also notable investments in the toll road business: the acquisition of ITR for 302.9 million euro, the acquisition of an additional 10% of the R-4 (54.9 million euro), and the capital increases at Madrid-Levante (22 million euro) and N4-N6 (28.1 million euro).
- The main investment in Services was the acquisition of Owen Williams by Amey and the Calle-30, S.A. cash-out.
- The Real Estate division also invested 191.9 million euro in gross land purchases.

Results January-September 2006. Unaudited figures, in million euro 17

Annex I – Summary of Key Figures

INCOME STATEMENT

	sep-06	sep-05	Chg. (%)
Net Revenues	9,133	6,269	45.7
EBITDA	1,645	886	85.6
EBITDA margin	18.0%	14.1%	3.9
Period depreciation	494	229	115.7
Variation in operating provisions	10	26	-62.9
EBIT	1,141	631	80.8
EBIT margin	12.5%	10.1%	2.4
Financial results	-736	-265	178.0
Equity-accounted affiliates	22	4	462.9
Other profit and loss	32	33	-3.2
EBT	458	403	13.7
Corporate income tax	-134	-134	0.1
Consolidated income	324	269	20.4
Net income from discontinued operations			
Attributable net income	324	269	20.4
Minority interest	-9	-6	65.1
Total net income	333	275	21.4
EPS	2.38	1.96	21.4

BALANCE SHEET

	sep-06	dec-05
Non current assets	36,568	11,230
Intangibles assets	167	157
Infrastructure projects assets	33,573	8,557
Property, plant & equipment	694	728
Investments accounted for by the equity method	189	171
Financial assets	1,727	1,465
Financial derivatives at fair value	218	152
Goodwill in consolidation	8,222	1,896
Deferred taxes	617	444
Current assets	8,667	7,742
Inventories	1,993	1,843
Accounts receivable	4,779	3,551
Cash and cash equivalents	1,845	2,295
Other assets	50	53
Total assets = Total liabilities & Net equity	54,075	21,412
Net equity	5,360	3,025
Deffered revenues	258	256
Provisions for contingences and expenses	947	375
Non current liabilities	28,231	10,138
Financial debt	27,171	9,569
Non-Financial debt	541	317
Financial derivatives at fair value	519	252
Deffered tax liabilities	2,893	339
Current liabilities	15,983	6,947
Financial debt	9,094	1,748
Trade accounts payable	6,084	4,402
Other	815	797
Operating provisions	383	332

NET CASH BALANCE

	sep-06	dec-05
Construction	1,674	1,938
Real Estate	-644	-706
Services	-1,576	-1,469
Corporation & others	-461	-464
Net cash/(debt) positionGroup ex-infraestructures (a)	-1,008	-701
Ferrovial infraestructuras	-3,519	39
Cintra S.A.	25	180
Others	-55	211
Net cash/(debt) position: infrastructure holding companies (b)	-3,549	429
Net cash/(debt) position: ex-infraestructure projects c=(a+b)	-4,557	-272
BAA	-19,357	
Other airports	-291	-273
Toll Roads	-8,415	-7,253
Tubelines & Other Amey's concesions	-1,430	-1,198
Net cash/(debt) position: infrastructure projects (d)	-29,492	-8,724
Total net cash/(debt) position (c+d)	-34,050	-8,996

OPERATING

	sep-06	sep-05	Chg. (%)
Construction Backlog	7,769	6,901	12.6
Real Estate pre-sales	531	488	8.8
Real Estate backlog	1,114	1,119	-0.4
Services backlog	7,612	6,223	22.3
Toll road Traffic (ADT)			
Autema	21,020	19,230	9.3
Ausol I	21,350	20,664	3.3
Ausol II	20,002	18,815	6.3
ETR 407(VKT' 000)	1,580	1,544	2.3
Chicago Skyway	50,688	48,368	4.8
Airport Taffic (thousand pax)			
Sydney	21,868	21,177	3.3
Bristol	4,399	3,950	11.4
Belfast	1,562	1,662	-6.0
Parking spaces	251,268	215,058	16.8

INVESTMENTS

	sep-06
Construction	33
Real Estate (without land)	3
Infrastructure	4,125
Services	141
Adjustments	2
Total	4,308

BUSINESS UNITS

	sep-06	sep-05	Chg. (%)
Net Revenues	9,133	6,269	45.7
Construction	3,783	3,182	18.9
Real Estate	648	511	26.8
Infrastructure	1,727	567	204.5
Services	3,116	2,139	45.8
Adjustments	-142	-129	
EBIT	1,141	631	80.8
Construction	195	144	35.7
Real Estate	148	98	51.6
Infrastructure	605	238	154.6
Services	194	153	26.2
Adjustments	-1	-1	
EBIT margin	12.5%	10.1%	2.4
Construction	5.1%	4.5%	0.6
Real Estate	22.9%	19.1%	3.7
Infrastructure	35.0%	41.9%	-6.9
Services	6.2%	7.2%	-1.0
EBT	458	403	13.7
Construction	232	171	35.8
Real Estate	119	74	62.0
Infrastructure	-50	24	-311.9
Services	164	133	23.3
Adjustments	-8	1	

DIVERSIFICATION (%) / CONTRIBUTION

Contribution %	Revenue	EBIT
Domestic mkt.	46%	36%
International	54%	64%
Cicical	48%	30%
Recurrent	52%	70%

Variación %	Revenue	EBIT
Domestic mkt.	12.8%	23.2%
International	83.2%	146.0%
Cicical	20.0%	42.1%
Recurrent	79.0%	104.2%

B.U. DETAILS

	Revenues	EBIT	% EBIT
Construction	3,763	195	5.1%
Budimex	549	4	0.7%
Webber	248	13	5.4%
Other	2,986	178	6.0%
	Revenues	EBITDA	% EBITDA
Real State*	648	148	22.9%
Property development	445	105	23.7%
Land sales	88	51	58.3%
Realty brokerage	81	11	13.6%
Terbary	34	7	20.1%
	Revenues	EBITDA	% EBITDA
Infrastructure*	1,727	605	35.0%
ADI (BAA)	1,039	493	47.4%
Other airports	55	25	45.5%
Toll roads	535	387	72.4%
Car parks	98	35	35.8%
	Revenues	EBIT	% EBIT
Services	3,118	194	6.2%
AMEY	1,370	95	6.9%
Swissport	805	21	2.6%
Other	942	78	8.3%

* EBIT

CONTRIBUTION (%)

	Revenues	EBIT
Construction	41%	17%
Budimex	15%	2%
Webber	7%	7%
Other	79%	91%
	Revenues	EBITDA
Real State*	7%	13%
Property development	69%	61%
Land sales	14%	29%
Realty brokerage	12%	6%
Terbary	5%	4%
	Revenues	EBITDA
Infrastructure*	18%	53%
ADI (BAA)	60%	52%
Other airports	3%	3%
Toll roads	31%	41%
Car parks	6%	4%
	Revenues	EBIT
Services	34%	17%
AMEY	44%	49%
Swissport	26%	11%
Other	30%	40%

Annex II - Significant events

- **Award of the Indiana Toll Road (23 January)**
  The consortium in which Cintra has a 50% interest was selected as preferred bidder for a 75-year concession to maintain and operate the Indiana Toll Road (ITR), in the United States.
  The concession contract was signed on 12 April. Operations commenced on 29 June after the payment of the price of 3,800 million dollars (approximately 3,029 million euro) to the Indiana Finance Authority in exchange for the asset.
  Cintra's investment amounts to 380 million dollars, and the equity IRR is approximately 12.5%.

- **Acquisition of Owen Williams (7 February)**
  Amey UK plc reached an agreement to acquire Owen Williams, a UK civil engineering company which provides design, project management and consultancy to the highway and railway sectors. The acquisition cost 35.2 million euro.

- **Annual Shareholders' Meeting (31 March 2006)**
  The shareholders approved the distribution of a dividend of 90 cent per share out of 2005 income, which, net of the interim dividend already paid (29 cent, on 15 November 2005), entails the payment of 61 cent per share, payable from 12 May 2006.

- **407 ETR reached an amicable agreement with the Province of Ontario (3 April)**
  407 ETR Concession Company Limited (407 ETR), which holds the concession to the 407 Express Toll Route in Toronto, and the Province of Ontario reached a friendly agreement regarding the disputes between them to date.

- **Acquisition of an additional 10% of Inversora de Autopistas del Sur, S.L. from Unicaja (10 April)**
  Cintra acquired an additional 10% of the R-4 toll road from Unicaja. The acquisition cost 54.92 million euro. This acquisition increases Cintra's direct stake to 55%.

- **Provisional award of Cintra's first toll road in Greece (16 June)**
  A consortium in which Cintra has a 33.34% stake was selected as Provisional Contractor to design, build, finance and operate the Ionian Roads toll road project in Greece, under a 30-year concession. The project involves an investment of approximately 1,160 million euro.

- **First project awarded to Cintra in the Trans-Texas Corridor (29 June)**
  The consortium headed by Cintra (65%) signed an agreement with the Texas Department of Transportation (TxDOT) to build and operate sections 5 and 6 of State Highway 130 (SH-130) once the pertinent environmental permits are obtained. This is the first of the projects that Cintra envisaged developing in the Trans-Texas Corridor. The project will involve an investment of approximately 1,300 million dollars.

- **Amey was selected to present a Best and Final Offer to manage and maintain the road network in the city of Birmingham, UK (30 June 2006)**
  Amey was selected to present a Best and Final Offer (BAFO) to manage and maintain the road network in the city of Birmingham, UK. The 25-year PFI (Public Finance Initiative) contract is worth 2,200 million pounds sterling (about 3,300 million euro). Amey will present its offer by October. The contract is expected to be awarded early in 2007.
  The project includes maintenance, improvement and resurfacing of 2,500 km of roadway in the city of Birmingham, plus improvement and renewal of pavements, bridges, public lighting and traffic signs, and conservation of roadside green areas.

- **Acceptance of Grupo Isolux's offer for Europistas (29 July)**
  Cintra undertook irrevocably to accept the tender offer by Grupo Isolux for 100% of Europistas.
  Cintra's total direct and indirect stake in Europistas was 27.096%, after it divested 5.39% in the first half of 2006.

- **Preferred Tenderer for a second toll road project in Ireland (19 September)**
  The Republic of Ireland's National Roads Authority (NRA) has chosen the consortium in which Cintra has a 90% stake as Preferred Tenderer for the M3 toll road, between Clonee and North Kells.
  The project is to design, finance, build, operate and maintain a 50-kilometre toll road (ticket system) between Clonee and North Kells (north-west of Dublin). The project is estimated to cost approximately 600 million euro and the concession will run for 45 years.
  Over the next few months, the finance contracts are expected to be developed on the basis of an agreed term-sheet, and the concession contract will be drafted, eventually culminating in the final adjudication of the concession. Archaeological issues on one section of the road also have to be resolved.

- **Acquisition of BAA**
  On 8 February, Ferrovial announced that it was considering making a tender offer for 100% of BAA.
  On 20 April, it made a first offer of 810 pence per share of BAA. That offer was increased on two occasions. First, on 30 May, to 900 pence. Then, on 6 June, it was increased to 935 pence, together with a 15.25 pence per share dividend declared by BAA. The latter offer received the unanimous support of BAA's Board of Directors.
  BAA was delisted from the London Stock Exchange on 15 August.

Results January-September 2006. Unaudited figures, in million euro 19

Annex III - Contracts obtained in the quarter

Construction

- ✓ Design, construction, operation and maintenance of a desalination plant in Aguilas/Guadalentín, Murcia.
- ✓ Construction of a building with 27 homes, plus parking spaces and store-rooms, in Maqueda (Toledo).
- ✓ Design and construction of the ITR.
- ✓ New road between Adeje and Santiago del Teido, connecting to the Fonsalia port in Tenerife.
- ✓ Construction of a block comprising 10 homes in subdivision UA-1/10, block 4, in Aranda de Duero (Burgos).
- ✓ Extension of the Valmayor (Madrid) drinking water plant and supplementary work on the refining process.
- ✓ Site development work on the SUP-LE-5 subdivision of the Colinas del Limonar development in Málaga.
- ✓ Second section of the Madrid Region ring main, phase 1, between Artery R-2 internal and the Henares Corridor Artery.
- ✓ Construction of sections 4 and 5 of the Alvito-Pisão canal for the Alqueva (Portugal) multiple use irrigation system.
- ✓ Construction of 150 supervised apartments and related site development in Vitoria (Alava).
- ✓ 120 homes, commercial premises, underground parking, and site development on block 2 of the SUP-T4 subdivision of the Vélez-Málaga (Málaga) development.
- ✓ Construction of 125 price controlled homes on plot M-18 of the Soto del Henares subdivision in Torrejón de Ardoz (Madrid).
- ✓ Site development of the square and surroundings for the new municipal government building and construction of an underground car park on the land bounded by Rambla del Celler and calle Dos de Mayo in Sant Cugat del Valles (Barcelona).
- ✓ 115 home on plot 2.28 B y C in the second unit of the Ensanche de Vallecas (Madrid) development plan.

Infrastructure

- ✓ On-street parking management contract for the city of Alcobendas (Madrid).
- ✓ Tow-away service for the city of San Fernando (Cádiz).
- ✓ Car park management at the Sanabria Lake Nature Park and surrounding areas.

Services

- ✓ Award of Urban Hygiene Service.
- ✓ Provision of municipal waste transfer facilities for the Barcelona Metropolitan Area.
- ✓ Contract to expand the service of street cleaning, and collection, transport and disposal of municipal solid waste and similar in Murcia city.
- ✓ Contract for street cleaning and municipal solid waste collection, transportation, processing and disposal in Lorquí
- ✓ Contract to collect municipal solid waste in the city of Siguenza
- ✓ Municipal solid waste collection in Sant Vicenç de Montalt
- ✓ Site development for the Human Rights Garden in Sants-Montjuïc (Barcelona)
- ✓ Facility management of the University Clinic. Valladolid
- ✓ Redesign of the Ferran Ferré park in Ripollet.
- ✓ Street cleaning in Villava
- ✓ Landscaping of the "Mini Lago" park in Santo Espíritu, in Gilet

✓First project in the Trans Texas Corridor (USA)

On 29 June, the consortium headed by Cintra (65%) signed an agreement with the Texas Department of Transportation (TxDOT) to build and operate sections 5 and 6 of State Highway 130 (SH-130) once the pertinent environmental permits are obtained. This is the first of the projects that Cintra envisaged developing in the Trans-Texas Corridor.

The concession will be for 50 years once construction is completed (expected to take 5 years). The total investment is estimated at 1.3 billion dollars, to be financed with debt and equity in similar proportions to other comparable projects. Equity IRR is estimated at 12%.

The 40-mile (64 km) road will provide an alternative to the congested IH-35 in the Austin area, and will absorb much of the long-distance traffic on one of the most important and fastest-growing north-south corridors in the US.

The road has a very attractive toll plan. Tolls have been set at 12.5 cents per mile for light vehicles and 50 cents per mile for heavy vehicles (2006 figures) and they will be updated in line with the State of Texas nominal per capita Gross State Product.

The concession agreement is expected to be signed early in 2007, once the environmental permits have been obtained.

✓Ionian Roads (Greece)

On 16 June, a consortium in which Cintra has a 33.34% stake was selected as Provisional Contractor to design, build, finance and operate the Ionian Roads toll road project in Greece, under a 30-year concession.

The 378.7 km road represents a total investment of 1.16 billion euro: of these, 159 km will be newly-built, while the remainder is already in existence (161.7 km) or will be built by the State (58 km).

The entire project is expected to be open to traffic within 72 months from signature of the concession, although the consortium will be able to commence operating the existing section of road four months after signature.

The final award and signature of the concession contract are subject to compliance with a number of administrative procedures and to ratification by the Greek parliament. The European Commission must also approve the subsidy for the project.

Results January-September 2006. Unaudited figures, in million euro 21

Investor Relations Department

Address: Príncipe de Vergara 135
28002 Madrid
Telephone: +34 91 586 28 26
+34 91 586 27 60
+34 91 586 28 28
Fax: + 34 91 586 26 89
e-mail: ir@ferrovial.es
web: **http://www.ferrovial.com**

Results January-September 2006. Unaudited figures, in million euro 22

In compliance with the provisions of Article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. hereby notifies the Comisión Nacional del Mercado de Valores of the following:

REGULATORY DISCLOSURE

On 29 March 2006, Ferrovial Infraestructuras reached an agreement with Macquarie Airports (MAp)[1] under which the parties granted each other conditional call and put options (the "Options") on the holdings of Ferrovial Aeropuertos, S.A. - a wholly-owned subsidiary of Ferrovial Infraestructuras – in the capital of the companies owning the rights over Sydney and Bristol airports. That agreement was disclosed to the CNMV on that same date and published as Regulatory Disclosure number 65285.

Exercise of the options was conditional upon acquisition, by the consortium formed to bid for 100% of the capital of BAA, of a controlling stake in the capital of BAA; that condition was met on 10 July 2006.

On this day, MAp, MEIF and Ferrovial Aeropuertos have signed an agreement amending certain of the terms and conditions of the agreement dated 29 March 2006 (subsequently amended on 26 July and 4 October 2006, as disclosed in Regulatory Disclosures numbers 69081 and 71303, respectively), including most notably the following:

- The period for exercising the call and put options on the shares of the companies holding the rights to Sydney airport has been amended to start on 1 February 2007 and end on 31 March 2007.

[1] The reciprocal options were initially granted by Ferrovial Aeropuertos and Macquarie Airports (MAp). Nevertheless, on 27 July 2006, MAp announced that it had assigned its right under the Call option and its obligation under the Put option with regard to Ferrovial's 50% stake in Bristol airport to Macquarie European Infrastructure Fund (MEIF). MAp still holds the right arising from the call option and the obligation arising from the put option in connection with Ferrovial's stake in Sydney airport.

- The strike price of Ferrovial Aeropuertos' put option on the holding in the capital of the companies owning the rights over Sydney airport is no longer subject to a 7.5% discount and, accordingly, it now matches the price agreed for the exercise of the call option by MAp, i.e. 1,009 million Australian dollars net of the distributions made on 29 March 2006, so that on 31 October that amount is approximately 978 million Australian dollars (approximately 581 million euro).

- The period to exercise the call and put options on Ferrovial Aeropuertos' stake in the company owning the rights to Bristol airport has been amended, starting on the date of this communiqué and ending on 30 November 2006.

Madrid, 29 November 2006

José María Pérez Tremps
Director and Secretary of GRUPO FERROVIAL, S.A.